Exhibit 99.2

ZenaTech’s ZenaDrone Moves to a New Arizona Manufacturing Facility for US Defense Focused on Drone Swarms Using Quantum Computing

(Toronto, Ontario, December 19, 2024) ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone solutions driven by Quantum Computing, Drones as a Service, and enterprise SaaS, announces that its subsidiary company ZenaDrone has moved into its manufacturing facility in Phoenix, Arizona to produce US Defense and NATO drones, part of efforts to produce “Made in America” drones. The new facility will accommodate drone manufacturing and assembly, R&D, sales, pilot, and training teams, and has an aeronautical test range site for demonstrations.

The facility will produce ZenaDrone 1000 multifunction autonomous AI drones for the US military, which must be NDAA (National Defense Administration Act) compliant, a requirement that includes strict cybersecurity and country of origin specifications. The R&D work at this facility will include Quantum Computing, part of the company’s previously announced Sky Traffic project. ZenaDrone teams will be working on applications for drone swarms to be used in border control and perimeter security military applications. A drone swarm is a group of autonomous drones that work together, coordinated by algorithms, to perform tasks with dramatically improved speed, efficiency, and coverage.

“Expanding our Arizona presence from a sales office to a manufacturing facility, including flight testing, and an R&D center where we can continue our Quantum Computing-based Sky Traffic project applied to defense applications is a key part of our development strategy. Drone swarms powered by AI and Quantum Computing promise to revolutionize the defense sector by enabling highly coordinated, autonomous surveillance and reconnaissance operations, making defense systems faster, more effective, and secure in responding to complex threats,” said CEO Shaun Passley, Ph.D.

ZenaTech previously announced the launch of the Sky Traffic project which will utilize its AI drones, Quantum Computing, and specialized teams to develop and test advanced traffic management, weather forecasting, and wildfire management applications using large datasets and Amazon Web Services computing devices and platforms.

The global military drone market is estimated to be a US $14 billion industry in 2023, which includes the $5 billion US market and is expected to grow to $47 billion globally by 2032 according to Fortune Business Insights research. The Intelligence, Surveillance, Reconnaissance, and Targeting (ISRT) segment is the largest segment for military drones, used to collect crucial information and data in a targeted territory. The logistics and transportation sector is the second largest segment. ISRT and logistics and transportation are the military segments the company is targeting. The company previously completed two paid trials with the US Air Force and Naval Reserve for logistics and transportation applications carrying critical cargo, such as blood, in the field.

NDAA compliance refers to adhering to the provisions outlined in the National Defense Authorization Act, which is a set of U.S. federal laws passed every year that specify the budget and expenditures for the Department of Defense (DoD) and address growing cybersecurity concerns. For a product to be NDAA compliant, it must not be produced by a set list of Chinese manufactories, which extends to the chipsets, cameras, displays and other technology used.

The Blue UAS (Unmanned Aerial System) program is a stringent government approved supplier list of drone companies that wish to do business with the US DoD; suppliers including ZenaDrone, must meet strict NDAA cybersecurity and supply chain sourcing requirements. The Green UAS program is essential, the same as the Blue UAS program, only a more streamlined and faster process without the specifications on the country of origin. The company has previously announced that its supply chain is fully NDAA-compliant and that it plans to apply for Green UAS followed by Blue UAS certification.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) is a technology company specializing in AI drones, Quantum Computing, Drone as a Service (DaaS), and enterprise SaaS solutions for mission-critical business applications. Since 2017, the company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy and cost savings. The company operates through seven global offices in North America, Europe, Taiwan, and UAE, and a growing global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, and process automation applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, and the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sectors.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.

Forward-looking statements are based on certain assumptions and analyses made by the management of ZenaTech in light of its experience and understanding of historical trends and current conditions and other factors management believes are appropriate to consider, which are subject to risks and uncertainties. Although ZenaTech’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and actual results may vary materially from the forward-looking information presented. Given these risks and uncertainties underlying the assumptions made, prospective purchasers of ZenaTech’s securities should not place undue reliance on these forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, ZenaTech undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on ZenaTech’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Potential investors should read this document with the understanding that ZenaTech’s actual future results may be materially different from what is currently anticipated.